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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2006

                        Commission File Number: 001-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

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On January 12, 2006, Husky Energy Inc. announced the appointment of Robert J. Peabody as Chief Operating Officer, Operations & Refining of its subsidiary, Husky Oil Operations Limited. The press release is attached hereto as Exhibit A.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary


Date:  January 12, 2006

                                                                       EXHIBIT A
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[GRAPHIC OMITTED]                                                         2006
                                     NEWS

                                        HUSKY ENERGY INC.

                                        BUILDING ON THE HORIZON
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                                                              January 12, 2006
For immediate release

                     HUSKY APPOINTS CHIEF OPERATING OFFICER

CALGARY, ALBERTA - Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc., is pleased to announce the appointment of Robert J. Peabody as Chief Operating Officer, Operations & Refining of Husky Oil Operations Limited.

Mr. Peabody will be responsible for Husky's operating units including Western Canada conventional production, heavy oil, exploration and production services, East Coast operations, exploration, and upgrading and refining. "The addition of Mr. Peabody to our management team strengthens our focus on growing production, controlling costs and increasing reserves," said Mr. Lau.

Prior to his appointment with Husky, Mr. Peabody was with BP and led major businesses in Europe and the United States. He brings a track record of delivering strong performance results.

HUSKY ENERGY IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.


                                      -30-


For further information, please contact:

Colin Luciuk
Manager, Investor Relations
Husky Energy Inc.
(403) 750-4938





              707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
              T: (403) 298-6111 F: (403) 298-7464